UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         TIDELANDS OIL & GAS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    886405109
                                 (CUSIP Number)

                                December 31, 2004
             (Date of Event Which Requires Filing of this Statement)

|_|   Rule 13d-1(b)

|X|   Rule 13d-1(c)

|_|   Rule 13d-1(d)

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 2 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.                       EIN:03-0021366
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          3,231,752
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            3,231,752
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,231,752
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.191%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 3 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Mercator Momentum Fund III, L.P.                   EIN:32-0056070
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,226,601
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,226,601
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,226,601
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     3.635%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 4 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          6,558,009
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,558,009
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,558,009
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 5 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     M.A.G. Capital, LLC                        EIN:  300021359
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER

                    0
  NUMBER OF    -----------------------------------------------------------------
               6.   SHARED VOTING POWER
   SHARES
                    6,558,009, some of which are held by Mercator Momentum Fund
BENEFICIALLY        and Mercator Momentum Fund III (together, the "Funds"), some of which are owned by Monarch Pointe Fund, Ltd. ("MPF"), and
  OWNED BY          some of which are owned by M.A.G. Capital, LLC ("MAG"). MAG is the general partner of the Funds and controls the
    EACH            investments of MPF.
               -----------------------------------------------------------------
  REPORTING    7.   SOLE DISPOSITIVE POWER

   PERSON           0
               -----------------------------------------------------------------
    WITH       8.   SHARED DISPOSITIVE POWER

                    6,558,009, some of which are held by the Funds, some by MPF and some by MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,558,009
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 6 of 13 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     David F. Firestone
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |x|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
               5.   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               6.   SHARED VOTING POWER
BENEFICIALLY
                    6,558,009, all of which are held by the Funds, MPF and MAG.
  OWNED BY          David F. Firestone is Managing Member of MAG.
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            6,558,009, all of which are held by the Funds, MPF and MAG.
                    David F. Firestone is Managing Member of MAG.
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,558,009
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 7 of 13 Pages
-------------------                                           ------------------

      This statement is hereby amended and restated in its entirety as follows:

Item 1. Issuer.

      (a) The name of the issuer is Tidelands Oil & Gas Corporation (the "Issuer").

      (b) The address of the Issuer's principal executive office is 1862 West Bitters Rd., San Antonio, Texas 78410.

Item 2. Reporting Person and Security.

      (a) Mercator Momentum Fund, L.P. ("Momentum Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, with Momentum Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of each of the Funds is M.A.G. Capital, LLC (formerly Mercator Advisory Group, LLC) ("MAG"), a California limited liability company. David F. Firestone is the Managing Member of MAG. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Island. MAG controls the investments of MPF. The Funds, MPF, MAG and David F. Firestone are referred to herein as the "Reporting Persons."

      (b) The business address of each of the Funds, MAG and David F. Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

      (c) Each of the Funds is a California limited partnership. MAG, their general partner, is a California limited liability company. MPF is a corporation organized under the laws of the British Virgin Islands.

      (d) The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the "Common Stock").

      (e) The CUSIP number is 886405109.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a) |_| Broker or dealer registered under Section 15 of the Act (15 U.S.C.
78o).

      (b) |_| Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

      (c) |_| Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) |_| Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 8 of 13 Pages
-------------------                                           ------------------

      (e) |_| An investment adviser in accordance with ss.
240.13d-1(b)(1)(ii)(E).

      (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

      (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

      Not Applicable.

Item 4. Ownership.

      The Funds, MPF and MAG each own warrants to purchase shares of Common Stock. The Funds and MPF each own 7% Convertible Debentures (the "Debentures") issued by the Issuer which are convertible into Common Stock. Each Debenture is convertible into the number of shares of Common Stock determined by dividing the principal balance of the Debenture by the Conversion Price at the time of conversion. The Conversion Price is defined as 85% of the "Market Price," which is defined as the average of the lowest four intra-day trading prices of the Common Stock during the ten trading days preceding the conversion, rounded to the nearest penny; providing, however, that the Conversion Price may not be less than $0.45 or more than $0.76, adjusted for stock splits and similar events.

      Upon the occurrence of certain events specified in the Debentures, including any Event of Default, as defined in the Debentures, the Conversion Price will be reduced from 85% of the Market Price to 75% of the Market Price, but in no event higher than $0.76 or lower than $0.45.

      The Funds and MPF purchased the Debentures from the Issuer, and the Funds, MPF and MAG received the warrants on November 18, 2004.

      The documentation governing the terms of the warrants and the Debentures contains provisions prohibiting any exercise of the warrants or conversion of Debentures that would result in the Reporting Persons owning beneficially more than 9.999% of the outstanding shares of Common Stock as determined under
Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

      As of December 31, 2004, the Funds, MPF and MAG owned the following securities of the Issuer:

                                  SCHEDULE 13G
-------------------                                           ------------------
CUSIP No. 886405109                                           Page 9 of 13 Pages
-------------------                                           ------------------

      Momentum Fund owned Debentures with a principal balance of $1,270,000 and warrants to purchase up to 835,526 shares of Common Stock.

      Momentum Fund III owned Debentures with a principal balance of $875,000 and warrants to purchase up to 575,658 shares of Common Stock.

      MPF owned Debentures with a principal balance of $2,855,000 and warrants to purchase up to 1,878,290 shares of Common Stock.

      MAG owned warrants to purchase up to 3,289,474 shares of Common Stock.

      David F. Firestone owned no securities of the Issuer directly.

      The right to vote and the right to dispose of the shares beneficially owned by Momentum Fund, Momentum Fund III and MPF are, in each case, shared among either Momentum Fund, Momentum Fund III or MPF, as applicable, and both MAG and David F. Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and David F. Firestone.

      Assuming that the Issuer had 59,028,647 shares of Common Stock outstanding as of December 31, 2004, which is the number reported by the Issuer as outstanding as of September 30, 2004 in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, the individual Reporting Persons had beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                         Shares Owned         Percentage
                                         ------------         ----------

             Momentum Fund                 3,231,752            5.191%

             Momentum Fund III             2,226,601            3.635%

             MPF                           6,558,009            9.999%

             MAG                           6,558,009            9.999%

             David F. Firestone            6,558,009            9.999%

      The percentages of the outstanding Common Stock held by the Reporting Parties set forth above and on the cover pages to this report were determined using a Conversion Price of $0.53 with respect to the Debentures.

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 886405109                                          Page 10 of 13 Pages
-------------------                                          -------------------

Item 5. Ownership of Five Percent or Less of a Class.

      If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__]

      Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

      Not Applicable.

Item 8. Identification and Classification of Members of the Group.

      Not Applicable.

Item 9. Notice of Dissolution of Group.

      Not Applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 886405109                                          Page 11 of 13 Pages
-------------------                                          -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February __, 2005                MERCATOR MOMENTUM FUND, L.P.


                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner

                                         By:
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated:  February 14, 2005                MERCATOR MOMENTUM FUND III, L.P.


                                         By: M.A.G. CAPITAL, LLC,
                                         its general partner


                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated:  February 14, 2005                MONARCH POINTE FUND, LTD.


                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Director


Dated:  February 14, 2005                M.A.G. CAPITAL, LLC


                                         By: /s/ Harry Aharonian
                                             -----------------------------------
                                             Harry Aharonian, Portfolio Manager


Dated:  February 14, 2005                /s/ David F. Firestone
                                         ----------------------
                                             David F. Firestone

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 886405109                                          Page 12 of 13 Pages
-------------------                                          -------------------

                                  EXHIBIT INDEX

Exhibit A       Agreement of Joint Filing

                                  SCHEDULE 13G
-------------------                                          -------------------
CUSIP No. 886405109                                          Page 13 of 13 Pages
-------------------                                          -------------------

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 a report on Schedule 13G, containing the information required by Schedule 13G, for shares of the common stock of Tidelands Oil & Gas Corporation beneficially owned by Mercator Momentum Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., M.A.G. Capital, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated: February 14, 2005


MERCATOR MOMENTUM FUND, L.P.

By:  M.A.G. CAPITAL, LLC,
its general partner


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.

By: M.A.G. CAPITAL, LLC,
its general partner


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Portfolio Manager


MONARCH POINTE FUND, LTD.


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Director


M.A.G. CAPITAL, LLC


By: /s/ Harry Aharonian
    -------------------
    Harry Aharonian, Portfolio Manager


/s/ David F. Firestone
----------------------
    David F. Firestone